UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 12, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

World-Class Hospitality
with Eastern Charm

中國東方航空
CHINA EASTERN

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 00670)

This interim report is printed on environmentally friendly paper.

INTERIM REPORT 2012

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) hereby presents the unaudited interim consolidated financial information of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2012 (which were reviewed and approved by the Board and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 30 August 2012), with comparative figures for the corresponding financial information in 2011.

Under the requirements of the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (the “PRC”), the Group is subject to value-added tax instead of business tax with effect from 1 January 2012 on the Group’s domestic traffic revenue and the other revenues generated in Shanghai region. The entities involved include the Shanghai headquarters of the Company, Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) and China Cargo Airlines Co., Ltd. (“China Cargo Airlines”). The implementation of such change from business tax to value-added tax has influenced the transportation revenue, operating costs and expenses as well as total profit of the Company for the first half of the year 2012, Therefore, investors are cautioned that the aforesaid financial indicators are not comparable to the data for the same period in 2011.

The interim consolidated financial information of the Group for the six months ended 30 June 2012 is unaudited and does not necessarily indicate annual or future results.

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards (“IFRS”)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2012

		(Unaudited)
		Six months ended 30 June
		2012	2011
	Note	RMB’000	RMB’000
Revenues	6	40,213,354	38,079,190
Other operating income		864,750	379,461
Operating expenses
Aircraft fuel		(14,670,924)	(13,377,068)
Gain on fair value movements of derivatives financial instruments		9,847	85,496
Take-off and landing charges		(4,308,392)	(3,888,726)
Depreciation and amortisation		(3,632,783)	(3,360,471)
Wages, salaries and benefits		(4,445,938)	(4,193,998)
Aircraft maintenance		(2,173,587)	(1,852,945)
Food and beverages		(953,799)	(962,742)
Aircraft operating lease rentals		(2,067,134)	(1,934,634)
Other operating lease rentals		(294,895)	(314,715)
Selling and marketing expenses		(1,720,236)	(1,769,625)
Civil aviation development fund		(675,503)	(655,172)
Ground services and other charges		(310,457)	(246,893)
Office, administrative and other expenses		(4,046,592)	(3,716,462)

Total operating expenses		(39,290,393)	(36,187,955)

Operating profit		1,787,711	2,270,696
Share of results of associates		40,377	42,581
Share of results of jointly controlled entities		17,895	15,281
Interest income		96,927	37,405
Finance costs	8	(846,601)	(716,019)
Exchange (losses)/gains, net	9	(227,985)	817,649

Profit before income tax		868,324	2,467,593
Income tax	10	(175,465)	(119,967)

Profit for the period		692,859	2,347,626

2	China Eastern Airlines Corporation Limited Interim Report 2012

Prepared in accordance with International Financial Reporting Standards (“IFRS”)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2012

		(Unaudited)
		Six months ended 30 June

		2012	2011
	Note	RMB’000	RMB’000
Profit attributable to:
Equity shareholders of the Company		806,900	2,279,255
Non-controlling interests		(114,041)	68,371

		692,859	2,347,626

Earnings per share attributable to the equity shareholders of the Company during the period
– Basic and diluted (RMB)	11	0.07	0.20

Profit for the period		692,859	2,347,626
Other comprehensive income/(loss) for the period
Cash flow hedges, net of tax		2,886	(21,726)
Fair value movements of available-for-sale investments held by associates		4,108	(4,900)
Fair value movements of available-for-sale investments		–	534

Total comprehensive income for the period		699,853	2,321,534

Total comprehensive income attributable to:
Equity shareholders of the Company		813,894	2,253,163
Non-controlling interests		(114,041)	68,371

		699,853	2,321,534

3

Prepared in accordance with IFRS

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2012

		(Unaudited)	(Audited)
		30 June	31 December
		2012	2011
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets	14	11,392,289	11,353,590
Property, plant and equipment	15	78,279,132	73,757,795
Lease prepayments		1,792,183	1,471,272
Advanced payments on acquisition of aircraft	16	9,943,050	10,968,344
Investments in associates		881,192	837,589
Investments in jointly controlled entities		423,151	423,256
Available-for-sale financial assets		240,380	240,380
Other long-term assets		1,952,097	1,929,834
Deferred tax assets		47,786	44,418
Derivative assets		5,408	4,365

		104,956,668	101,030,843
Current assets
Flight equipment spare parts		1,774,015	1,555,544
Trade receivables	17	2,854,617	2,197,493
Prepayments, deposits and other receivables		5,620,296	5,611,715
Cash and cash equivalents		5,361,229	3,860,973
Assets held for sale		385,009	482,313

		15,995,166	13,708,038
Current liabilities
Sales in advance of carriage		3,396,552	3,197,649
Trade payables and notes payable	18	3,549,122	2,692,624
Other payables and accrued expenses		15,920,657	16,267,287
Current portion of obligations under finance leases	19	2,396,777	2,459,259
Current portion of borrowings	20	22,861,774	18,171,130
Income tax payable		218,930	172,319
Current portion of provision for return condition checks for aircraft under operating leases		495,177	375,409
Derivative liabilities		44,473	51,063

		48,883,462	43,386,740

Net current liabilities		(32,888,296)	(29,678,702)

Total assets less current liabilities		72,068,372	71,352,141

4	China Eastern Airlines Corporation Limited Interim Report 2012

Prepared in accordance with IFRS

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2012

		(Unaudited)	(Audited)
		30 June	31 December
		2012	2011
	Note	RMB’000	RMB’000
Non-current liabilities
Obligations under finance leases	19	18,821,414	17,801,563
Borrowings	20	22,499,306	23,603,463
Provision for return condition checks for aircraft under operating leases		3,046,347	2,923,717
Other long-term liabilities		1,517,471	2,047,099
Post-retirement benefit obligations		3,053,436	2,859,945
Deferred tax liabilities		29,326	29,326
Derivative liabilities		276,821	281,921

		49,244,121	49,547,034

Net assets		22,824,251	21,805,107

Equity
Capital and reserves attributable to the equity shareholders of the Company
– Share capital	21	11,276,539	11,276,539
– Reserves		10,007,033	8,849,353

		21,283,572	20,125,892
Non-controlling interests		1,540,679	1,679,215

Total equity		22,824,251	21,805,107

5

Prepared in accordance with IFRS

CONDENSED CONSOLIDATED BALANCE SHEET

CASH FLOW STATEMENT

For the six months ended 30 June 2012

	(Unaudited)
	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000
Net cash inflow from operating activities	5,847,254	5,515,206
Net cash outflow from investing activities	(3,862,439)	(5,526,675)
Net cash (outflow)/inflow from financing activities	(487,930)	1,230,130

Net increase in cash and cash equivalents	1,496,885	1,218,661
Cash and cash equivalents at 1 January	3,860,973	3,078,228
Exchange adjustments	3,371	(11,034)

Cash and cash equivalents at 30 June	5,361,229	4,285,855

6	China Eastern Airlines Corporation Limited Interim Report 2012

Prepared in accordance with IFRS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2012

	Attributable to equity holders of the Company
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Six months ended 30 June 2012 (Unaudited)

Balance at 1 January 2012	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107
Total comprehensive income for the period ended 30 June 2012	–	6,994	806,900	813,894	(114,041)	699,853
Recognise fair value of land use right as deemed cost	–	343,786	–	343,786	–	343,786
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(23,042)	(23,042)
Disposal of a subsidiary	–	–	–	–	(1,453)	(1,453)

Balance at 30 June 2012	11,276,539	17,579,908	(7,572,875)	21,283,572	1,540,679	22,824,251

Six months ended 30 June 2011 (Unaudited)

Balance at 1 January 2011	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886
Total comprehensive income for the period ended 30 June 2011	–	(26,092)	2,279,255	2,253,163	68,371	2,321,534
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(149,391)	(149,391)
Capital contribution by non-controlling interests in a subsidiary	–	–	–	–	1,004,500	1,004,500

Balance at 30 June 2011	11,276,539	16,924,163	(10,676,252)	17,524,450	2,214,079	19,738,529

7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state- owned enterprise incorporated in the PRC.

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

This condensed consolidated interim financial information was approved for issue by the Company’s Board on 30 August 2012.

This condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”).

In preparing the interim financial information, the Directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

As at 30 June 2012, the Group’s accumulated losses were approximately RMB7.57 billion; its current liabilities exceeded its current assets by approximately RMB32.89 billion.

8	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2.	BASIS OF PREPARATION (cont’d)

Against this background, the Directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 30 June 2012, the Group had total unutilised credit facilities of approximately RMB43.1 billion from certain banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in those annual financial statements.

(a)	Amendments to IFRS 7, Financial instruments: Disclosures – Transfer of financial assets: this amendment promotes transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on the Company’s financial position. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosures in current accounting period under the amendments and these amendments have had no material impact to the contents of the interim financial information.

(b)	Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The Group has not early adopted any new accounting and financial reporting standards, amendments to existing standards and interpretations which have been issued but are not yet effective for the financial year ending 31 December 2012.

9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

4.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011.

5.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2011.

There have been no changes in the risk management department since year end or in any risk management policies.

10	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 30 June 2012, the Group’s net current liabilities amounted to RMB32,888 million (2011: RMB29,679 million). For the six months ended 30 June 2012, the Group recorded a net cash inflow from operating activities of RMB5,847 million (2011: inflow of RMB5,515 million), a net cash outflow from investing activities and financing activities of RMB4,350 million (2011: outflow of RMB4,296 million), and an increase in cash and cash equivalents of RMB1,497 million (2011: increase of RMB1,219 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Liquidity risk (cont’d)

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 30 June 2012 (Unaudited)
Borrowings	24,008,956	7,597,640	9,310,067	7,650,742
Derivative financial instruments	490	–	85,699	235,105
Obligations under finance leases	2,705,037	2,687,585	8,360,655	9,289,250
Trade and other payables	19,073,643	71,683	256,987	67,466

Total	45,788,126	10,356,908	18,013,408	17,242,563

At 31 December 2011 (Audited)
Borrowings	19,129,172	8,959,738	10,053,089	6,255,055
Derivative financial instruments	1,099	1,987	110,487	219,411
Obligations under finance leases	2,790,844	2,846,797	7,836,047	8,448,826
Trade and other payables	18,650,034	71,410	148,515	67,210

Total	40,571,149	11,879,932	18,148,138	14,990,502

12	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities that are measured at fair value at 30 June 2012 and 31 December 2011.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At 30 June 2012 (Unaudited)
Assets
Derivatives financial instruments
– Interest rate swaps	–	2,642	–	2,642
– Other financial instruments	–	2,766	–	2,766
Available-for-sale financial assets	2,344	–	238,036	240,380

Total	2,344	5,408	238,036	245,788

Liabilities
Derivatives financial instruments
– Interest rate swaps	–	272,560	–	272,560
– Forward foreign exchange contracts	–	48,734	–	48,734

Total	–	321,294	–	321,294

13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation (cont’d)

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2011 (Audited)
Assets
Derivatives financial instruments
– Interest rate swaps	–	4,279	–	4,279
– Forward foreign exchange contracts	–	86	–	86
Available-for-sale financial assets	2,344	–	238,036	240,380

Total	2,344	4,365	238,036	244,745

Liabilities
Derivatives financial instruments
– Interest rate swaps	–	267,909	–	267,909
– Forward foreign exchange contracts	–	65,075	–	65,075

Total	–	332,984	–	332,984

For the six months ended 30 June 2012, there were no significant changes in the business or economic circumstances that affect the fair value of the Group’s financial assets and financial liabilities.

For the six months ended 30 June 2012, there was no reclassification of financial assets.

14	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

6.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000

Traffic revenues
– Passenger	33,565,785	31,794,486
– Cargo and mail	4,003,592	3,580,560
Tour operations income	984,813	897,961
Ground service income	906,058	856,837
Cargo handling income	89,041	154,566
Commission income	42,099	71,681
Others	621,966	723,099

	40,213,354	38,079,190

Note:

Pursuant to the notice of regarding the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax to Value Add Tax (“VAT”) (Cai Shui Fa [2011] No. 111) issued by Ministry of Fiance (“MoF”) and the State Administration of Taxation (“SAT”), all of the Group’s domestic traffic revenue and the other revenues (including ground service income, cargo handling income, commission income and others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from 1 January 2012; while the other revenue generated in other locations of China continue to be subject to business tax at rates of 3% or 5%.

Before 1 January 2012, the major elements of the Group’s revenues were subjected to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by MoF and SAT, the Group’s revenues from the provision of international transportation services are exempted from business tax from 1 January 2010. The business tax incurred and offset against the above Group’s revenues for the six months ended 30 June 2012 amounted to approximately RMB339 million (2011: approximately RMB776 million).

15

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue, profit, assets and liabilities arising from different accounting policies are set out in Note 7(c) below.

16	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment results for the six months ended 30 June 2012 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	39,321,780	1,081,000	–	–	40,402,780
Inter-segment sales	–	113,518	(113,518)	–	–

Reportable segment revenue	39,321,780	1,194,518	(113,518)	–	40,402,780

Reportable segment profit before income tax	938,839	63,176	–	65,546	1,067,561

Other segment information

Depreciation and amortisation	3,792,726	53,769	–	–	3,846,495
Impairment losses	(21,219)	200	–	–	(21,019)
Capital expenditure	8,031,713	86,875	–	–	8,118,588

17

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment results for the six months ended 30 June 2011 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	37,830,299	951,855	–	–	38,782,154
Inter-segment sales	–	92,464	(92,464)	–	–

Reportable segment revenue	37,830,299	1,044,319	(92,464)	–	38,782,154

Reportable segment profit before income tax	2,559,372	19,990	–	63,472	2,642,834

Other segment information

Depreciation and amortisation	3,497,463	44,839	–	–	3,542,302
Impairment losses	35,199	21	–	–	35,220
Capital expenditure	7,340,893	61,764	–	–	7,402,657

18	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment assets and liabilities as at 30 June 2012 and 31 December 2011 are as follows:

	Airline
	transportation	Other
	Operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 30 June 2012 (Unaudited)
Reportable segment assets	111,587,327	5,736,930	(784,894)	1,544,723	118,084,086
Reportable segment liabilities	91,240,479	4,611,861	(784,894)	–	95,067,446

At 31 December 2011 (Audited)
Reportable segment assets	106,818,323	4,658,780	(763,176)	1,501,225	112,215,152
Reportable segment liabilities	87,272,414	3,560,501	(763,176)	–	90,069,739

*	Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(b)	(cont’d)

(2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	27,033,403	26,665,770
International	11,579,840	10,260,432
Regional (Hong Kong, Macau and Taiwan)	1,789,537	1,855,952

Total	40,402,780	38,782,154

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic and hence segment assets and capital expenditure by geographic have not been presented.

20	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial information.

		(Unaudited)
		Six months ended 30 June
		2012	2011
	Note	RMB’000	RMB’000

Revenue
Reportable segment revenue		40,402,780	38,782,154
– Reclassification of business tax	(i)	(339,426)	(776,340)
– Reclassification of expired sales in advance of carriage	(i)	150,000	73,376

Consolidated revenue		40,213,354	38,079,190

		(Unaudited)
		Six months ended 30 June
		2012	2011
	Note	RMB’000	RMB’000

Profit before income tax
Reportable segment profit		1,067,561	2,642,834
– Difference in depreciation of aircraft and engines	(ii)	(3,136)	(3,283)
– Provision for post-retirement benefits	(iii)	(196,101)	(176,168)
– Others		–	4,210

Consolidated profit before income tax		868,324	2,467,593

21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(c)	(cont’d)

		(Unaudited)	(Audited)
		30 June	31 December
		2012	2011
	Note	RMB’000	RMB’000

Assets
Reportable segment assets		118,084,086	112,215,152
– Difference in depreciation of aircraft and engines	(ii)	71,723	74,859
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(iv)	2,760,665	2,760,665
– Others		35,360	(311,795)

Consolidated total assets		120,951,834	114,738,881

		(Unaudited)	(Audited)
		30 June	31 December
		2012	2011
	Note	RMB’000	RMB’000

Liabilities
Reportable segment liabilities		95,067,446	90,069,739
– Provision for post-retirement benefits	(iii)	3,139,530	2,943,428
– Others		(79,393)	(79,393)

Consolidated total liabilities		98,127,583	92,933,774

22	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(c)	(cont’d)

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)	In accordance with the PRC Accounting Standards, certain employees’ post-retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees’ service period using projected unit credit method.

(iv)	The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognised arising from the acquisition.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

8.	FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000

Interest on bank borrowings	717,364	676,570
Interest relating to obligations under finance leases	182,393	150,879
Interest on bond	50,000	–
Interest relating to notes payable	35,251	12,913

	985,008	840,362

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	(138,407)	(120,439)
amounts capitalised into construction in progress (Note)	–	(3,904)

	846,601	716,019

Note:

The average interest rate used for interest capitalisation is 3.78% per annum for the six months ended 30 June 2012 (2011: 3.91%).

9.	EXCHANGE (LOSSES)/GAINS, NET

The exchange (losses)/gains for the six months ended 30 June 2012 and 2011 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates.

24	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

10.	INCOME TAX

Income tax charged to the condensed consolidated income statement is as follows:

	(Unaudited)
	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000

Provision for PRC income tax	178,833	122,073
Deferred taxation	(3,368)	(2,106)

	175,465	119,967

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the six months ended 30 June 2012, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 25% (2011: 24%). Other subsidiaries of the Company, except for those incorporated in Hong Kong which are subject to the Hong Kong corporate income tax rate of 16.5% (2011: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2011: 25%) under the New CIT Law.

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2012, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity shareholders of the Company of approximately RMB807 million (2011: RMB2,279 million) and the weighted average number of shares of 11,276,539,000 (2011: 11,276,539,000) in issue during the six months ended 30 June 2012.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

12.	DIVIDEND

The Board has not recommended any interim dividend for the six months ended 30 June 2012 (2011: Nil).

13.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2012. Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

14.	INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Goodwill (Note)	11,269,695	11,269,695
Other intangible assets	122,594	83,895

	11,392,289	11,353,590

Note:

The balance represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group’s airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center.

26	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

15.	PROPERTY, PLANT AND EQUIPMENT

	(Unaudited)
	Six months ended 30 June 2012
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2012	65,603,566	8,154,229	73,757,795
Transfers from advanced payments on acquisition of aircraft (Note 16)	3,356,945	–	3,356,945
Other additions	3,310,715	1,524,246	4,834,961
Depreciation charges	(3,270,555)	(323,628)	(3,594,183)
Disposals	(31,066)	(45,320)	(76,386)

Carrying amounts at 30 June 2012	68,969,605	9,309,527	78,279,132

	(Unaudited)
	Six months ended 30 June 2011
	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2011	62,119,354	6,702,919	68,822,273
Transfers from advanced payments on acquisition of aircraft (Note 16)	1,173,689	–	1,173,689
Other additions	2,306,250	969,446	3,275,696
Depreciation charges	(3,024,841)	(302,392)	(3,327,233)
Disposals	–	(12,131)	(12,131)

Carrying amounts at 30 June 2011	62,574,452	7,357,842	69,932,294

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

16.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	(Unaudited)
	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000

At beginning of period	10,968,344	6,356,602
Additions	2,193,244	3,857,689
Interest capitalised (Note 8)	138,407	120,439
Transfers to property, plant and equipment (Note 15)	(3,356,945)	(1,173,689)

At end of period	9,943,050	9,161,041

17.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Within 90 days	2,755,648	2,096,474
91 to 180 days	60,594	71,437
181 to 365 days	30,301	35,246
Over 365 days	196,445	212,828

	3,042,988	2,415,985
Less: provision for impairment of receivables	(188,371)	(218,492)

Trade receivables	2,854,617	2,197,493

Balances with related parties included in trade receivables are summarised in Note 23(b)(i).

28	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

18.	TRADE PAYABLES AND NOTES PAYABLE

The aging analyses of trade payables and notes payable is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Within 90 days	1,749,514	1,761,478
91 to 180 days	624,671	217,331
181 to 365 days	754,425	409,475
Over 365 days	420,512	304,340

	3,549,122	2,692,624

As at 30 June 2012, the trade payables and notes payable balances of the Group included amounts due to related parties of RMB1,450 million (2011: RMB1,216 million) (Note 23 (b)(ii)).

As at 30 June 2012, notes payable amounted to RMB500 million (2011: RMB48 million), which mainly were unsecured bore effective interests rates ranged from 4.63% to 4.68% (2011: 6% to 8%) and are repayable within six months.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

19.	OBLIGATIONS UNDER FINANCE LEASES

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Within one year	2,396,777	2,459,259
In the second year	2,370,036	2,558,094
In the third to fifth year inclusive	7,232,066	7,235,211
After the fifth year	9,219,312	8,008,258

Total	21,218,191	20,260,822
Less: amount repayable within one year	(2,396,777)	(2,459,259)

Long-term portion	18,821,414	17,801,563

20.	BORROWINGS

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Non-current
Long-term bank borrowings
– Secured	14,074,374	11,988,500
– Unsecured	5,924,932	9,114,963
Guaranteed bonds	2,500,000	2,500,000

	22,499,306	23,603,463

Current
Long-term bank borrowings
– Secured	2,461,973	1,973,744
– Unsecured	5,265,594	4,743,506
Short-term bank borrowings
– Secured	1,002,500	221,948
– Unsecured	14,131,707	11,231,932

	22,861,774	18,171,130

Total borrowings	45,361,080	41,774,593

30	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

21.	SHARE CAPITAL

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)	7,782,214	7,782,214

– Tradable shares held by CEA Holding with trading moratorium	4,831,375	4,831,375
– Tradable shares held by other investors with trading moratorium (Note)	–	288,889
– Tradable shares without trading moratorium (Note)	2,950,839	2,661,950

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	3,494,325	3,494,325

– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium (Note)	–	1,437,375
– Tradable shares without trading moratorium (Note)	3,494,325	2,056,950

	11,276,539	11,276,539

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

Note:

During the six months ended 30 June 2012, listed A shares of 288,889 thousand and listed H shares of 1,437,375 thousand with trading moratorium became listed and tradable.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

22.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	30 June	31 December
	2012	2011
	RMB’000	RMB’000

Authorised and contracted for:
– Aircraft, engines and flight equipment	145,578,077	108,297,645
– Other property, plant and equipment	424,431	568,565

	146,002,508	108,866,210

Authorised but not contracted for:
– Aircraft, engines and flight equipment	1,822,121	3,193,495

	147,824,629	112,059,705

32	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

22.	COMMITMENTS (cont’d)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	30 June 2012		31 December 2011
	Aircraft,		Aircraft,
	engines		engines
	and flight	Land and	and flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,607,722	425,207	3,750,437	241,693
In the second year	3,358,728	146,525	3,545,992	212,170
In the third to fifth year inclusive	7,599,897	387,632	8,256,751	335,454
After the fifth year	6,302,638	2,142,074	5,368,641	2,767,760

	20,868,985	3,101,438	20,921,821	3,557,077

23.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 42.84% of the Company’s shares as at 30 June 2012 (2011: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns approximately 17.09% of the Company’s shares as at 30 June 2012 (2011: 17.09%).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2012	2011
Nature of transactions	Related party	RMB’000	RMB’000

With CEA Holding or companies
directly or indirectly held by
CEA Holding:

Interest income on deposits at an average rate of 0.35% per annum (2011: 0.36% per annum)	Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	20,959	11,370

Interest expense on loans at rate of 4.57% (2011: 4.88%) per annum	Eastern Finance	(110,250)	(32,227)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	Shanghai Dongmei Aviation Travel Co., Ltd. (“Shanghai Dongmei”) and its subsidiaries	(8,425)	(8,756)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	(37,207)	(23,562)

34	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2012	2011
Nature of transactions	Related party	RMB’000	RMB’000

Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	(28,677)	(24,914)

	Shanghai Technologies Aerospace Co., Ltd.	(68,767)	(82,097)

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	(798,290)	(496,763)

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”) and its subsidiaries	(387,607)	(236,572)

35

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2012	2011
Nature of transactions	Related party	RMB’000	RMB’000

Advertising expense	Eastern Aviation Advertising Services Co., Ltd.	(6,151)	(12,797)

Media royalty fee	Eastern Aviation Advertising Services Co., Ltd.	6,934	6,450

Maintenance and repair services fee	CEA Development Co., Ltd.	(58,648)	(27,163)

	Shanghai Hute Aviation Technology Co., Ltd.	(20,301)	(14,320)

Land and building rental	CEA Holding	(21,751)	(21,751)

36	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties

(i)	Amounts due from related parties

		(Unaudited)	(Audited)
		30 June	31 December
		2012	2011
Nature	Company	RMB’000	RMB’000

Trade receivables	Kunming Dongmei Aviation Travel Co., Ltd.	3,148	211
	Shanghai Eastern Aviation International Travel and Transportation Co., Ltd.	–	11,012
	Others	1,450	2,340

		4,598	13,563

Other receivables	Eastern Import & Export	94,222	218,753
	Eastern China Kaiya System Integration	14,648	16,189
	Others	19,010	14,923

		127,880	249,865

All the amounts due from related parties are trade in nature, interest free and payable within normal credit terms given to trade customers.

37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(ii)	Amounts due to related parties

		(Unaudited)	(Audited)
		30 June	31 December
		2012	2011
Nature	Company	RMB’000	RMB’000

Trade payables and notes payable	Eastern Import & Export	883,227	747,179
	Shanghai P&W	372,905	278,778
	Shanghai Catering	121,562	120,260
	Others	72,061	70,095

		1,449,755	1,216,312

Other payables and accrued expenses	CEA Holding	76,925	87,115
	Others	13,508	9,475

		90,433	96,590

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All notes payable amounts due to related parties are interest free and payable within normal credit terms given by trade creditors.

38	China Eastern Airlines Corporation Limited Interim Report 2012

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		(Unaudited)	(Audited)
	30 June	31 December	30 June	31 December
	2012	2011	2012	2011
			RMB’000	RMB’000

Short-term deposits (included in
Prepayments, Deposits and Other
Receivables) in Eastern Finance	0.35%	0.50%	1,627,261	2,204,510

Short-term borrowings (included in
Borrowings) from Eastern Finance	5.51%	5.02%	1,577,097	176,425

Long-term borrowings (included in
Borrowings) from Eastern Finance	6.02%	5.64%	165,000	135,000

(c)	Guarantees by holding company

As at 30 June 2012, bank borrowings of the Group with an aggregate amount of RMB215 million (2011: RMB284 million) were guaranteed by CEA Holding.

39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

25.	POST BALANCE SHEET EVENTS

On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”), a wholly owned subsidiary of the Company, has entered into a shareholders’ agreement with Jetstar International Group Holdings Co. Limited (“JIGH”), a wholly owned subsidiary of Qantas, pursuant to which EAO and JIGH agreed to establish Jetstar Hong Kong, a Hong Kong-based low-cost airline. The capital of Jetstar Hong Kong is up to USD198 million and EAO and JIGH will contribute the capital in same percentage and same amount.

40	China Eastern Airlines Corporation Limited Interim Report 2012

SELECTED OPERATING INFORMATION

	For the six months ended 30 June
	2012	2011	Change
Capacity
ATK (available tonne-kilometres) (millions)	9,537.29	8,801.27	8.36%
– Domestic routes	5,019.07	4,823.68	4.05%
– International routes	4,170.52	3,577.97	16.56%
– Regional routes	347.70	399.62	-12.99%

ASK (available seat-kilometres) (millions)	65,190.62	62,298.77	4.64%
– Domestic routes	45,180.79	42,687.84	5.84%
– International routes	17,460.55	16,904.96	3.29%
– Regional routes	2,549.29	2,705.97	-5.79%

AFTK (available freight tonne-kilometres) (millions)	3,670.13	3,194.38	14.89%
– Domestic routes	952.80	981.77	-2.95%
– International routes	2,599.07	2,056.52	26.38%
– Regional routes	118.26	156.08	-24.23%

Hours flown (thousands)	675.40	622.17	8.56%

Traffic
RTK (revenue tonne-kilometres) (millions)	6,860.66	6,250.89	9.75%
– Domestic routes	3,633.80	3,488.23	4.17%
– International routes	3,002.16	2,517.98	19.23%
– Regional routes	224.70	244.69	-8.17%

RPK (revenue passenger-kilometres) (millions)	51,546.12	48,563.76	6.14%
– Domestic routes	35,909.13	34,140.21	5.18%
– International routes	13,737.59	12,510.66	9.81%
– Regional routes	1,899.41	1,912.89	-0.70%

RFTK (revenue freight tonne-kilometres) (millions)	2,267.02	1,921.19	18.00%
– Domestic routes	429.43	439.60	-2.31%
– International routes	1,781.11	1,406.24	26.66%
– Regional routes	56.47	75.36	-25.07%

Number of passengers carried (thousands)	34,613.85	33,245.59	4.12%
– Domestic routes	29,429.41	28,445.13	3.46%
– International routes	3,813.17	3,443.81	10.73%
– Regional routes	1,371.27	1,356.64	1.08%

Weight of freight carried (kg) (millions)	682.30	666.49	2.37%
– Domestic routes	317.47	331.41	-4.21%
– International routes	319.12	275.17	15.97%
– Regional routes	45.71	59.92	-23.71%

SELECTED OPERATING INFORMATION

	For the six months ended 30 June
	2012	2011	Change
Load factors
Overall load factor (%)	71.94	71.02	0.92 pts
– Domestic routes	72.40	72.31	0.09 pts
– International routes	71.99	70.37	1.62 pts
– Regional routes	64.62	61.23	3.39 pts

Passenger load factor (%)	79.07	77.95	1.12 pts
– Domestic routes	79.48	79.98	-0.50 pts
– International routes	78.68	74.01	4.67 pts
– Regional routes	74.51	70.69	3.82 pts

Freight load factor (%)	61.77	60.14	1.63 pts
– Domestic routes	45.07	44.78	0.29 pts
– International routes	68.53	68.38	0.15 pts
– Regional routes	47.75	48.28	-0.53 pts

Yields and costs*
Revenue tonne-kilometres yield (RMB)	5.48	5.66	-3.18%
– Domestic routes	6.65	6.68	-0.45%
– International routes	3.87	4.07	-4.91%
– Regional routes	7.92	7.54	5.04%

Passenger-kilometres yield (RMB)	0.65	0.65	0.00%
– Domestic routes	0.65	0.66	-1.52%
– International routes	0.62	0.61	1.64%
– Regional routes	0.82	0.80	2.50%

Freight tonne-kilometres yield (RMB)	1.77	1.86	-4.84%
– Domestic routes	1.57	1.44	9.03%
– International routes	1.74	1.87	-6.95%
– Regional routes	3.92	4.19	-6.44%

*	The implementation of the policy change from business tax to value-added tax had the following influence: a decrease of transportation revenue of RMB1.341 billion (net of tax), a decrease of operating costs of RMB1.395 billion, and an increase of total profit before income tax of RMB71 million. Therefore, the relevant financial data including revenue and costs recorded for the first half of 2012 is not comparable to those recorded for the same period last year. Therefore,the aforesaid yield and costs are not comparable.

42	China Eastern Airlines Corporation Limited Interim Report 2012

SELECTED OPERATING INFORMATION

FLEET STRUCTURE

	Fleet structure as at 30 June 2012
No.	Model	Self-owned and under finance lease	Under operating lease	Sub-total
Passenger aircraft
1	A340-600	5	–	5
2	A330-300	8	7	15
3	A330-200	8	3	11
4	A300-600R	7	–	7
5	A321	24	–	24
6	A320	96	32	128
7	A319	5	10	15
8	B767	6	1	7
9	B757-200	5	5	10
10	B737-800	16	50	66
11	B737-700	35	19	54
12	B737-300	16	–	16
13	CRJ-200	8	–	8
14	EMB-145LR	10	–	10
Total number of
passenger aircraft		249	127	376
Freighter
15	MD-11F	–	3	3
16	A300-600R	3	–	3
17	B747	2	3	5
18	B757-200F	–	2	2
19	B777F	–	6	6
Total number of freighters		5	14	19
Total number of aircraft		254	141	395
Percentage		64.30%	35.70%	100%

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Headquartered in Shanghai, the Group is one of the three major airlines in China. Currently, it has more than 60,000 staff members, 11 branches and 50 overseas offices. It also has over 24 subsidiaries including Shanghai Airlines, Eastern Airlines Yunnan Co., Ltd., China Cargo Airlines and China United Airlines Co., Ltd (“China United Airlines”). Operating a fleet of 395 large-and-medium-sized aircrafts with an average age of less than 7 years. As a member of SkyTeam, CEA has extended its flight network from Shanghai to 983 cities in 178 countries via close cooperation with SkyTeam member airlines. Our Eastern Miles frequent flyer program, which has been in place for more than 12 years, now has more than 10 million members and has laid a solid customer base for the Group. Meanwhile, members of Eastern Miles can participate in the mileage accumulation and redemption program of 17 SkyTeam member airlines, enjoy member benefits and use more than 500 VIP lounges across the world. Following the concept of “providing heart-to-heart service to our customers”, CEA strives to become an excellent airline company that is “cherished by staff, preferred by customers, satisfied by shareholders and trusted by society”.

REVIEW OF OPERATIONS

In the first half of 2012, confronted by the global economic downturn, the weak domestic and international aviation market, the high and fluctuating crude oil prices, the operation of the PRC high- speed railway resulting in the decrease on airline passengers, and the slowdown of the appreciation of the Renminbi etc., the Company pushed ahead its development at steady pace by reinforcing its safety foundation, enhancing its operating capability, improving its brand image, expediting its reform and integration, and strengthening its management improvement. In the first half of 2012, the Company recorded positive profit in its results of operations, in spite of the challenging operating environment.

In the first half of 2012, the Company attained 675,400 hours of safe flying, representing an increase of 8.56% from the same period last year. Total traffic volume was 6,860.66 million tonne-kilometres, representing an increase of 9.75% from the same period last year. Revenue was RMB40,213 million and total operating profit was RMB1,788 million, representing a decrease of 21.27% from the same period last year. Net profit was RMB693 million, representing a decrease of 70.49% from the same period last year. The pilot tax policy of “changing from business tax to value-added tax” implemented since 1 January 2012 had the following influence on the financial data of the Group: a decrease of transportation revenue of RMB1.341 billion (net of tax), a decrease of operating costs of RMB1,395 million and an increase of total profit before income tax of RMB71 million.

44	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

Fuel costs represented the largest operating costs of the Group. In the first half of 2012, fuel price fluctuated at a high level, and the average fuel price was 10.07% higher than that of the same period last year, which had a significant impact on the results of operations of the Group. In the first half of the year, total expenditure on aviation fuel of the Group was RMB14,671 million, representing an increase of 9.67% compared to the same period last year, reflecting the cost pressure exerted by fuel prices on the Group and the increase of capacity in the first half of the year.

In the first half of 2012, the Group carried 34.61 million passengers, representing an increase of 4.12% over the same period last year, and achieved a passenger traffic volume of 51,546.12 million passenger kilometres, representing an increase of 6.14% over the same period last year. Passenger revenues increased by 5.57% to RMB33,566 million as compared with that of the same period last year. Despite the slowdown of growth in the domestic passenger transport market, it was considered stable. The Company has a satisfactory performance in terms of output-input ratio and a substantial increase from the same period last year in the patronage of frequent flyers.

In the first half of 2012, the Group carried 682.30 million kilograms of cargo and mail, representing an increase of 2.37% from the same period last year. The cargo and mail traffic volume was 2,267.02 million tonne-kilometres, representing an increase of 18.00% from the same period last year. Cargo and mail traffic revenues were RMB4,004 million, representing an increase of 11.81% from the same period last year. However, due to the general downturn and sustained decline of the global freight transport market, the cargo and mail traffic revenues of the Group dropped in the first half of the year and losses were recorded in the Group’s cargo and mail business.

OPERATIONS

Safety Management

Adhering to the principle of safety first and taking the initiative of striving for safety, the Group was committed to creating a support system for safety management and ensuring the steady and controllable implementation of safe operations. In the first half of 2012, we commenced specific measures under the theme of “avoiding lighting strike, avoiding hard landing, avoiding communication failure and avoiding slack willpower”, to fix the existing and hidden problems with safety operations; we also formulated a work plan and implementation proposals of Safety Management System (SMS) with the relevant teams to provide re-training on SMS to all staff members, so that SMS can be reinforced on a gradual basis. In addition, the Nantong airport training base was established to gather and transfer aircraft for centralized training and for reinforcing flying skills.

45

MANAGEMENT DISCUSSION AND ANALYSIS

Route Network

In the first half of 2012, while pushing forward the hub construction in Shanghai, Beijing, Kunming and Xi’an, the Group increased the capacity for the western and northern regions of the PRC by increasing the frequency of flights in certain routes, including northwest regions of the PRC to Beijing, Lanzhou to Beijing, Chengdu to Jiuzhai, and Xi’an to Jiuzhai. We also increased the capacity for the markets of highland region and grassland region by increasing the capacity for Lhasa routes and Inner Mongolia routes. For international routes, the Group increased the capacity on Japan routes by deploying aircraft of newer models and increasing the frequency of flights, so as to introduce new routes from Shanghai to Okinawa, Okayama, Hiroshima and Matsuyama, and increase the frequency of long-haul flights from Shanghai to Paris, Rome and Vancouver. In the first half of 2012, the Group had additional cooperation with four SkyTeam members, namely, China Southern Airlines Co., Ltd, Air France, Delta Airlines, Inc. and Alitalia Airlines on code-sharing for 234 medium and long-haul domestic and international routes.

Optimization of Fleet

In the first half of 2012, the Company received 24 aircraft, most of which are narrow-type aircraft, and will be mainly used for meeting the requirement of operating short and medium-haul domestic routes.

In the first half of 2012, the Company disposed of 6 aircraft. By disposing of A340-300 and Hawker800 aircraft, the Company streamlined the models of the fleet. It not only optimized our fleet structure but also reduced the operating costs of the Company.

46	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

As at 30 June 2012, the Group operated 395 aircraft, including 376 passenger aircraft and 19 freighters.

Change in aircraft in the first half of Year 2012

	Manner of introduction	Model	No. of aircraft		Model	No. of aircraft
Introduced aircraft	Self-owned and under finance lease	A320	8	Sold aircraft	A340-300	5
		A321	2		Hawker800	1
		A330-200	4
	Under operating lease	A320	8
		B737-800	2
	Total		24		Total	6

Passenger Traffic Business

In the first half of 2012, while maintaining its performance in organizing traditional sales and solidifying the existing market, the Group proactively explored new channels of development and optimized its electronic commerce platform, to continually raise its organization capability in sales and its understanding of and reaction to the market by: (i) enhancing the expansion of sales channels via intensifying the structure formation at capillary-level to establish 6 sales offices at Changzhou, Nantong, Huzhou, Kunshan, Jiangyin and Suzhou; making efforts to push ahead the localization of overseas business; promoting the Group’s customer business globally at CEA’s sales outlets; carrying out cross sales at the respective official websites of four SkyTeam members namely CEA, China Southern Airlines, Xiamen Airlines and China Airlines, and sales within campus networks; (ii) enriching the categories of marketing products. The Group launched products of “Three regions in Southern China” focusing on Yunnan, Hainan and Jiangnan markets, and also bundled products called “Journey to the West” for travelling in western China through Xi’an for the whole year; and embarked upon the first online sale of three sub-products namely “暢行專享” (Smooth Travel and Previlege), “U+隨享” (U+ Enjoyment) and “升艙體驗” (Upgrade Experience); and (iii) enhancing external cooperation on sales and

47

MANAGEMENT DISCUSSION AND ANALYSIS

marketing. Collaboration was forged with Shanghai Railway Bureau and, via our air-rail transportation products, bilateral transportation has been achieved to date on railways running through Suzhou, Wuxi, Changzhou, Nanjing, Hangzhou, Ningbo and Taizhou, and on aviation of our Group’s flights at the Hongqiao Airport and Pudong Airport in Shanghai. The Group also cooperated with overseas travel- related bodies for cross-border cooperation and launched various cooperative travel-related products.

Freight Business

In the first half of 2012, the Group further reinforced the centralized control at headquarters by adopting a refined model of sales and control at headquarters and pushing forward the construction of a management control system of cabin space and price at headquarters. In addition, the Group was committed to the sales strategy of “growing strong in Shanghai, doing well in eastern China and keeping up in western China”, whereby the Group deepened its knowledge of the market demand via the customer-oriented sales model, so that its traditional market share centered at Shanghai can be boosted. The “capillary level” formation was also enhanced in the Yangtze River Delta market, whereby the Group achieved full coverage of sales network in Hangzhou, Ningbo, Yiwu, Wenzhou, Taizhou and Zhoushan. The Group also boosted the capacity deployment in the market of southwestern China and cooperation with local entities. In addition, we also stepped up our efforts in development of time- limited products, special deal products, joint transportation products and electronic commerce, whereby time-limited products for journeys from Shanghai to Seoul and Amsterdam were launched and express products for journeys from Shanghai to London and from Shanghai to Paris were initiated. Such express routes were also expanded from Shanghai to North America, Southeast Asia and Hong Kong and Taiwan regions.

Cost Control

In the first half of 2012, the Company continued to implement and reinforce its budget and process control through the three segments namely “budget preparation, process control and result evaluation”. In the meantime, the Company also proactively explored its financing channels and optimized financing mode to seek to reduce finance costs. In addition, the Company continued to embark upon its cost optimization management and strive to reduce operating costs and expenditure.

48	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

Being faced with high oil prices, the Company adopted various measures to reduce unit consumption, for example by the proactive implementation of DOC (direct operating costs) system to seek to attain of the optimal proportion of fuel consumption and flying time, striving to reduce the time of ground gliding and waiting, and the adoption of new technology and new energy etc.

Reform and Integration

In the first half of 2012, working around the construction of four hubs namely Pudong, Hongqiao, Xi’an and Kunming, the Group carried out internal resources integration and pioneered to establish the hub control centre (HCC) in Shanghai, for the formation of its hub supporting system. In its proactive response to the global demand for low-cost rapid development, the Company announced its cooperation with Qantas Airways Limited (“Qantas”), to establish a low-cost airline in Hong Kong by leveraging the low-cost Jetstar brand owned by Qantas. This project is in progress for the time being. At the same time, the Company is pushing ahead with the transformation and development of its freight transportation business. By the restructuring and integration of China Cargo Airlines and Shanghai Eastern Airlines Logistics Co., Ltd, the Company has optimized the logistics industry chain so as to realise the strategic goal of achieving the business model of combining the flying and ground logistics services and transitional development.

Service Brand

With SKYTRAX star rating as the signpost, the Group proactively pushed ahead with the enhancement and renovation of its hardware and software services and products, the refinement of its high-end customer services and products and the launch of customized services. In the first half of 2012, leveraging the opportunities brought by the relocation of airports in Kunming and Xi’an, the Group renovated the VIP areas in its Kunming and Xi’an regional hubs. Entertainment systems in passenger cabins was optimized by adding various entertainment items and increasing the updating frequency. Cooperation was forged with world-renowned hotel operators to design and develop cuisines to serve in the first class and business class cabins. The Group also completed the implementation of the first full-alliance (SkyTeam) service product “天合優享” (SkyTeam Enjoyment) in 7 stations namely Shanghai (Hongqiao and Pudong), Beijing, Paris, Xiamen, Shenzhen and Guangzhou. The Group also adjusted the target customers of the “東方尊享” (CEA Privilege) service products, and identified the intrinsic and extrinsic significance of the “東方尊享” (CEA Privilege) service products. The Group also pushed ahead with the refinement of the functions of high-end customer service information system and added short-message-system alert etc..

49

MANAGEMENT DISCUSSION AND ANALYSIS

In July 2012, the Company was awarded “The World’s Most Improved Airline” in the 2012 Skytrax World Airline Awards.

Information Technology

In the first half of 2012, the Group continually pushed forward the construction of its modern information technology system and enhanced the capability of information technology in supporting the development of our business. The overseas sales websites of the Group were successively brought online in Hong Kong, Taiwan, Japan, Korea, Canada, the United Kingdom and Australia. In addition, the Group has expedited the implementation of self-help check-in service including online check-in, mobile check-in, and self-help machine etc., and online check-in is already made available to all travelers at more than 40 ports, while CEA’s featured short-message-system service named “東方伴你行短訊關懷” has also been made available at the same time. In addition, the Group carried out the promotion of its system and management processes and focused on the promotion of systems of joint business operation, SAP (software for enterprise administration planning), management of in-flight supplies and management of VIP rooms.

FINANCIAL OVERVIEW

Operating revenues

In the first half of 2012, the total traffic volume of the Group was 6,861 million tonne-kilometres, representing an increase of 9.75% from the same period last year, while traffic revenues were RMB37,569 million, representing an increase of 6.20% from the same period last year.

In the first half of 2012, the passenger traffic volume of the Group was 51,546 million passenger- kilometres, representing an increase of 6.14% from the same period last year. Compared to the same period last year, passenger revenues increased by 5.57% to RMB33,566 million, accounting for 89.34% of the Group’s transportation revenues.

In the first half of 2012, passenger traffic volume on domestic routes was 35,909 million passenger- kilometres, representing an increase of 5.18% from the same period last year. Compared to the same period last year, domestic passenger revenues increased by 3.77% to RMB23,508 million, accounting for 70.04% of total passenger revenues.

50	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2012, passenger traffic volume on international routes was 13,738 million passenger- kilometres, representing an increase of 9.81% from the same period last year. Compared to the same period last year, international passenger revenues increased by 11.67% to RMB8,499 million, accounting for 25.32% of total passenger revenues.

In the first half of 2012, passenger traffic volume on regional routes was 1,899 million passenger- kilometres, representing a decrease of 0.70% from the same period last year. Compared to the same period last year, regional passenger revenues increased by 1.90% to RMB1,559 million, accounting for 4.64% of total passenger revenues.

In the first half of 2012, cargo and mail traffic volume was 2,267 million tonne-kilometres, representing an increase of 18.00% from the same period last year. Cargo and mail traffic revenues were RMB4,004 million, representing an increase of 11.81% from the same period last year, accounting for 10.66% of the Group’s transportation revenue.

In the first half of 2012, other major operating revenues of the Group amounted to RMB2,644 million, representing a decrease of 2.22% compared to the same period last year.

Operating expenses

The total operating costs of the Group for the first half of 2012 increased by 8.57% to RMB39,290 million compared to the same period last year.

In the first half of 2012, the Group’s expenditure on aircraft fuel was RMB14,671 million, representing an increase of 9.67% compared to the same period last year and accounting for 37.34% of operating costs. This increase was mainly attributable to an increase of approximately 5.99% in the aviation oil consumption of the Group as well as an increase of 10.07% in average oil prices both compared to the same period last year.

In the first half of 2012, net gain on changes in fair value of the Company was approximately RMB10 million, representing a decrease of 88.24% compared to the same period last year, which was mainly attributable to the exposure of 1.49 million barrels of outstanding crude oil option as at June 2011 and the close of the Company’s crude oil option transaction at the end of 2011.

51

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2012, the Group’s take-off and landing charges were RMB4,308 million, representing an increase of 10.77% from the same period last year, and was mainly attributable to the year-on-year increase in the number of take-offs and landings, as well as an increase in unit price of the average costs of take-offs and landings.

In the first half of 2012, the Group’s depreciation and amortisation were RMB3,633 million, representing an increase of 8.13% compared to the same period last year.

In the first half of 2012, the Group’s wages, salaries and benefits expenses were RMB4,446 million, representing an increase of 6.01% compared to the same period last year and accounting for 11.32% of the operating costs. This was mainly due to the increases in salary level of staff and cost of flying hours.

In the first half of 2012, the Group’s aircraft maintenance expenses were RMB2,174 million, representing an increase of 17.32% compared to the same period last year.

In the first half of 2012, the Group’s food and beverages expenses were RMB954 million, representing a decrease of 0.93% compared to the same period last year.

In the first half of 2012, the Group’s aircraft operating lease rentals were RMB2,067 million, representing an increase of 6.82% compared to the same period last year.

In the first half of 2012, the Group’s sale and marketing expenses were RMB1,720 million, representing a decrease of 2.82% compared to the same period last year.

In the first half of 2012, the Group’s civil aviation development funds were RMB676 million, representing an increase of 3.21% compared to the same period last year.

In the first half of 2012, the Group’s office, administrative and other expenses were RMB4,047 million, representing an increase of 8.91% compared to the same period last year.

52	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

Other operating income

In the first half of 2012, the Group’s other operating income was RMB865 million, representing an increase of 128.23% compared to the same period last year. This was mainly due to the increase in government subsidies on operating business received by the Company as compared to the same period last year.

Net exchange (losses)/gains and finance costs

In the first half of 2011, the Group had a net foreign exchange gain of RMB818 million. In the first half of 2012, the Group had a net foreign exchange loss of RMB228 million, representing a decrease of RMB1,046 million (or 127.87%) compared to the same period last year, primarily due to the appreciation of exchange rate of USD against RMB during the period. Finance costs for the current period were RMB847 million, representing an increase of 18.30% compared to the same period last year. This primarily comprised an increase in interest accrued on loans from banks and other financial institutions as well as increased interest accrued on finance lease obligations.

The Group generally utilises foreign exchange hedging contracts to reduce the risks in exchange rate for revenues from ticket sales and expenses that are settled in foreign currencies. The Group’s foreign currency exchange mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As at 30 June 2012, the foreign currency hedging contracts held by the Group that are still open amounted to a notional amount of USD35 million (31 December 2011: USD46 million), which will expire during the period between 2012 and 2017.

Operating profit

The profit attributable to the equity shareholders of the Company for the six months ended 30 June 2012 was RMB807 million, while its earnings per share attributable to the equity shareholders of the Company was RMB0.07. The weighted average number of ordinary shares of the Company issued and outstanding as at 30 June 2012 was 11,277 million shares.

53

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, capital resources and capital structure

The Group generally finances its working capital requirements through business operations and bank loans. As at 30 June 2012 and 30 June 2011, the Group’s cash and cash equivalents amounted to RMB5,361 million and RMB4,286 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB5,847 million and RMB5,515 million, respectively, for the said period. Other than expenditure on operating costs, the Group’s primary cash requirements in the first half of 2012 were for acquisitions of, and improvements in, aircraft and flight equipment, and for the payment of related indebtedness. During the period ended 30 June 2012 and 30 June 2011, the Group’s net cash employed in investment activities was RMB3,862 million and RMB5,527 million, respectively. During the period ended 30 June 2012, the net cash outflow generated from the Group’s financing activities was RMB488 million. During the period ended 30 June 2011, the net cash inflow generated from the Group’s financing activities was RMB1,230 million, and was mainly derived from bank borrowings.

The Group generally operates with net current liabilities. As at 30 June 2012, the Group’s current liabilities exceeded its current assets by RMB32,888 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining short-term or long-term loans from domestic and foreign banks in China.

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2012, the debt ratio of the Group was 81.13%.

As at 30 June 2012 and 31 December 2011, the Group’s short-term borrowings were RMB15,134 million and RMB11,454 million, respectively, and the Group’s long-term borrowings were RMB30,227 million and RMB30,321 million, respectively. As at 30 June 2012, the Group’s long-term borrowings payable within two years, from three to five years and beyond five years were RMB14,792 million, RMB8,489 million and RMB6,946 million, respectively, as compared to RMB15,126 million, RMB9,391 million and RMB5,804 million, respectively, as at 31 December 2011.

54	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

The Group’s obligations under finance leases as at 30 June 2012 and 31 December 2011 were RMB21,218 million and RMB20,261 million, respectively. As at 30 June 2012, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4,767 million, RMB7,232 million and RMB9,219 million, respectively, as compared to RMB5,017 million, RMB7,235 million and RMB8,009 million, respectively, as at 31 December 2011.

As at 30 June 2012, the Group’s borrowings comprised USD-denominated borrowings equivalent to RMB27,453 million, and RMB-denominated borrowings of RMB17,908 million. Fixed-rate borrowings accounted for 25.01% of the total borrowings, and floating-rate borrowings accounted for 74.99% of the total borrowings. As at 31 December 2011, the Group’s borrowings comprised USD-denominated borrowings equivalent to RMB24,995 million and RMB-denominated borrowings of RMB16,780 million. Fixed-rate borrowings accounted for 15.60% of the total borrowings, and floating-rate borrowings accounted for 84.40% of the total borrowings.

As at 30 June 2012, the Group’s obligations under finance leases comprised USD-denominated obligations equivalent to RMB18,698 million, Hong Kong dollar-denominated obligations equivalent to RMB1,250 million and Singapore dollar-denominated obligations equivalent to RMB1,270 million. As at 31 December 2011, the Group’s obligations under finance leases comprised USD-denominated obligations equivalent to RMB17,892 million, RMB-denominated obligations of RMB1,090 million and Singapore dollar-denominated obligations equivalent to RMB1,279 million. As at 31 December 2011 and 30 June 2012, the Group’s obligations under finance leases comprised only floating-rate obligations.

Exchange rate fluctuation risk

Since 21 July 2005, the Chinese government adjusted the Renminbi exchange rate system and established a floating exchange rate system by which the exchange rate would be adjusted and managed based on market supply and demand, with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by domestic and international economic and political conditions and general currency supply and demand dynamics. As such, future Renminbi exchange rates may fluctuate and be materially different from current exchange rates.

55

MANAGEMENT DISCUSSION AND ANALYSIS

The Group operates its business in many countries and territories and generates revenues in different currencies. As such, its foreign currency liabilities are generally much higher than its foreign currency assets. The Group’s major liability (purchases or leases of aircraft) is mainly priced and settled in US dollars. In addition, fluctuations in foreign exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment, jet fuel, and take-off and landing charges in foreign airports. As at 30 June 2012, the Group’s total interest-bearing liabilities denominated in foreign currencies, equivalent to Renminbi, amounted to RMB48,672 million, of which US dollar liabilities accounted for 94.82% of the total amount. Therefore, significant fluctuations in foreign exchange rates will expose the Group to foreign exchange loss arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales, and expenses to be paid in foreign currencies. The Group’s foreign currency hedging mainly involves the sales of Japanese Yen and the purchase of US dollars at fixed exchange rates. As at 30 June 2012, foreign currency hedging contracts held by the Group amounted to a notional amount of USD35 million (31 December 2011: USD46 million), and will expire between 2012 and 2017.

The Group recorded a net foreign exchange loss in the first half of 2012 as compared to the same period last year. As at 30 June 2012 and 30 June 2011, the Group recorded a foreign exchange losses of RMB228 million and a foreign exchange gains of RMB818 million respectively. Due to the large amount of existing net foreign currency liabilities, the Group’s results will be adversely affected if the Renminbi depreciates against the US dollar, or if the rate of appreciation of the Renminbi against the US dollar decreases in the future.

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft, which is then secured by its assets. As at 30 June 2012, the total value of the Group’s secured assets was RMB20,909 million, representing an increase of 14.15% from RMB18,317 million as at 31 December 2011.

56	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

Employees

As at 30 June 2012, the Group had approximately 63,781 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. In the first half of 2012, the Group was not involved in any major labour disputes with its employees, nor did it experience a substantial decrease in employees headcount. In addition, the Group did not encounter any difficulty in recruiting new employees.

Outlook for the second half of 2012

The Group would like to caution readers of this report that this report contains certain forward-looking statements, including descriptions of the Group’s future operating plans for the second half of 2012 and beyond, and outlook of international and domestic economies and the aviation industry. Such forward- looking statements are subject to many uncertainties and risks, and actual events may be materially different from these forward-looking statements.

The Group intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated, modern aviation and logistics services provider.

In the first half of 2012, in spite of the positive profit achieved, the Group was fully aware of the various challenges ahead which will possibly hinder the future development of the Group. Firstly, the air transportation market is subject to further lackluster demand arising from the European debt crisis and the downturn of the U.S.’s economy, plus the reduced demand from traditional export market in Asia Pacific region, and the slowdown in China’s economic growth. Secondly, international crude oil prices continue to fluctuate at a high level, exerting great cost pressure on the Company’s consumption of fuel. Thirdly, the obvious slowdown in the appreciation of the Renminbi will further decrease the exchange gain of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

Notwithstanding the difficult operating environment facing the Group in the second half of 2012, the Group will, under the principle of maintaining safe operation, enhance its sales and marketing capability in both passenger transportation and freight transportation; take full advantage of the peak season effect; strictly control costs and seek to generate better results of operations. At the same time, the Group will strengthen the fundamental management in our services to strengthen our construction of service integration and continually enhance service quality so as to upgrade our brand image. In addition, in the second half of 2012 the Group will further expedite the construction of its customer data platform, product research and development capability, direct sale service channel, tourist service centers, mobile internet and hub supporting system, for pushing the Group ahead towards further upgrade and transformation.

FLEET PLANNING

As at 30 June 2012, the following sets forth details of our aircraft that are scheduled to be introduced and put into service, as at the periods below:

	Type of	Number
Year of Delivery	aircraft	of aircraft

Second half of 2012	A319	7
	A320	3
	A321	3
	A330-200	2
	B737-700	2
	B737-800	8

2013	A319	3
	A320	8
	A321	6
	A330-200	8
	B737-700	5
	B737-800	16

58	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

MATERIAL MATTERS

1.	Dividends

The Board did not recommend a payment of any interim dividend for the half year ended 30 June 2012.

2.	Share capital structure of the Company as at 30 June 2012

			Approximate
		Total number of Shares	percentage of shareholding (%)

I.	A shares
	1. Listed shares with trading moratorium	4,831,375,000	42.84
	2. Listed shares without trading moratorium	2,950,838,860	26.17

II.	H shares	3,494,325,000	30.99

III.	Total number of shares	11,276,538,860	100

Remarks:

1.	The 288,888,860 A shares with trading moratorium held by Jin Jiang International Holdings Company Limited (錦江國際 (集團) 有限公司), which were added upon absorption of Shanghai Airlines by the Company on 28 January 2010, became tradable on 25 June 2012. For details, please see the overseas regulatory announcement of the Company dated 18 June 2012 issued in Hong Kong.

2.	The 1,437,375,000 H shares, which are listed shares with trading moratorium issued on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by the Company to CES Global Holding (Hong Kong) Limited (東航國際控股 (香港) 有限公司), an overseas wholly-owned subsidiary of China Eastern Air Holding Company (“CEA Holding”) (中國東方航空集團公司), by way of specific issuance on 26 June 2009, became tradable on 26 June 2012. For details, please see the announcement of the Company dated 28 January 2010 issued in Hong Kong.

MANAGEMENT DISCUSSION AND ANALYSIS

3.	The 1,437,375,000 A shares, which are listed shares with trading moratorium issued on the Shanghai Stock Exchange by the Company to the controlling shareholder CEA Holding by way of non-public issuance on 2 July 2009, became tradable on 2 July 2012. For details, please see the overseas regulatory announcement of the Company dated 25 June 2012 issued in Hong Kong.

4.	The 2,904,000,000 A shares held by CEA Holding, which are listed shares with trading moratorium as a result of the implementation of the share split reform on 12 January 2007, became tradable on 25 July 2012. For details, please see the overseas regulatory announcement of the Company dated 18 July 2012 issued in Hong Kong.

5.	As at 30 August 2012, the Company had 490,000,000 A shares with trading moratorium held by CEA Holding and 10,786,538,860 listed shares without trading moratorium. The total number of shares amounted to 11,276,538,860 shares.

60	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

3.	Substantial Shareholders

So far as the directors of the Company (the “Directors”) are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company’s senior management, had, as at 30 June 2012, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”), or was otherwise, as at 30 June 2012, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2012, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company:

			As at 30 June 2012
			Percentage of	Percentage of	Percentage of
			shareholding	shareholding	shareholding
			in the	in the	in the
			Company’s	Company’s	Company’s
Name of	Type of	Number of	total issued	total issued	total issued
shareholders	shares held	shares held	share capital	A shares	H shares

CEA Holding	A shares	4,831,375,000	42.84%	62.08%	—

CEA Holding (Note 1)	H shares	1,927,375,000	17.09%	—	55.16%

HKSCC Nominees
Limited (Note 2)	H shares	3,477,940,299	30.84%	—	99.53%

MANAGEMENT DISCUSSION AND ANALYSIS

Notes:

Based on the information available to the Directors as at 30 June 2012 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2012:

1.	Such H shares were held by CES Global Holdings (Hong Kong) Limited (“CES Global”), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2.	Among the 3,477,940,299 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 55.16% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2012, among the 3,477,940,299 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the supervisors and members of senior management of the Company as at 30 June 2012 are as follows:

		Number of
		listed A shares of
		the Company	Capacity in which
		held – personal	the A shares
Name	Position	interest	were held
Liu Shaoyong	Chairman	0	–

Ma Xulun	Vice Chairman President	0	–

Xu Zhao	Director	0	–

Gu Jiadan	Director	0	–

Li Yangmin	Director Vice President	3,960 (Note 1)	Beneficial Owner

62	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

		Number of
		listed A shares of
		the Company	Capacity in which
		held – personal	the A shares
Name	Position	interest	were held
Tang Bing	Director Vice President	0	–

Luo Zhuping	Director	11,616 (Note 2)	Beneficial Owner

Sandy Ke-Yaw Liu	Independent non-executive Director	0	–

Wu Xiaogen	Independent non-executive Director	0	–

Ji Weidong	Independent non-executive Director	0	–

Shao Ruiqing	Independent non-executive Director	0	–

Yu Faming	Chairman of the Supervisory Committee	0	–

Xi Sheng	Supervisor	0	–

Feng Jinxiong	Supervisor	0	–

Yan Taisheng	Supervisor	0	–

Liu Jiashun	Supervisor	3,960 (Note 1)	Beneficial Owner

Shu Mingjiang	Vice President	0	–

Wu Yongliang	Vice President Chief Financial Officer	3,696 (Note 3)	Beneficial Owner

Tian Liuwen	Vice President	0	–

Wang Jian	Board Secretary Joint Company Secretary	0	–

Ngai Wai Fung	Joint Company Secretary	0	–

MANAGEMENT DISCUSSION AND ANALYSIS

Note 1: representing approximately 0.000035% of the Company’s total issued shares as at 30 June 2012

Note 2: representing approximately 0.0001% of the Company’s total issued shares as at 30 June 2012

Note 3: representing approximately 0.000033% of the Company’s total issued shares as at 30 June 2012

Save as disclosed above, as at 30 June 2012, none of the Directors, chief executive, supervisors or members of the Company’s senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to (i) be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO) ,or (ii) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

5.	Purchase, sale or redemption of securities

During the half year ended, neither the Company nor its subsidiaries purchased, sold or redeemed any of its issued securities (“securities” having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules) without taking into account any issue of new securities.

During the six months ended 30 June 2012, the Company has adopted a code of conduct on no less exacting terms than the Model Code regarding the securities transactions of the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the required standards of conduct as set forth in the Model Code and its code of conduct regarding Directors’ securities transactions.

64	China Eastern Airlines Corporation Limited Interim Report 2012

MANAGEMENT DISCUSSION AND ANALYSIS

6.	Corporate Governance Practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and is of the view that the Company’s corporate governance practices for the six months ended 30 June 2012 met the requirements under the code provisions in the Code on Corporate Governance Practices (for the period from 1 January 2012 to 31 March 2012) and the Corporate Governance Code and the Corporate Governance Report (for the period from 1 April 2012 to 30 June 2012) set out in Appendix 14 to the Listing Rules.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of our Company, and to enhance their understanding and application of the relevant rules, during the first half of 2012, the Company invited senior partners and lawyers from renowned international law firms to conduct a seminar on the basic concepts of and typical cases under the Listing Rules and the anti-corruption rules of the U.S.. At the same time, the Company also in a timely manner compiled its revision to internal rules for reference by the Directors, supervisors and senior management of the Company in response to the revision to the Listing Rules and corporate governance code issued by the Hong Kong Stock Exchange. In addition, to strengthen the full understanding of the Directors, supervisors and senior management of the Company on their respective duties and responsibilities, the Company has systematically gathered the relevant rules and regulations regarding the duties and responsibilities of the directors, supervisors and senior management of a listed company as issued by regulatory bodies including the China Securities Regulatory Commission, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, and compiled the “Guidelines on Duties of the Directors, Supervisors and Senior Management of China Eastern Airlines Corporation Limited”.

7.	Material litigation and arbitration

For the half year ended 30 June 2012, the Group was not involved in any material litigation or arbitration.

8.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board the relevant internal control and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30 June 2012.

The Audit and Risk Management Committee does not have any differences in opinion on the accounting principles and methodology adopted by the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

9.	Changes in personnel

	Date of Cessation/	Approval
Name	Appointment	Organisation	Position
Cessation
Luo Zhuping	6 April 2012	13th meeting of the sixth session of the Board	Board Secretary, Company Secretary, Authorised Representative in Hong Kong

New Appointment
Wang Jian	6 April 2012	13th meeting of the sixth session of the Board	Board Secretary, Joint Company Secretary, Authorised Representative in Hong Kong

Ngai Wai Fung	6 April 2012	13th meeting of the sixth session of the Board	Joint Company Secretary

Xu Zhao	28 June 2012	2011 annual general meeting	Director

Gu Jiadan	28 June 2012	2011 annual general meeting	Director

Tang Bing	28 June 2012	2011 annual general meeting	Director

Xi Sheng	28 June 2012	2011 annual general meeting	Supervisor

10.	Miscellaneous

The Company would like to highlight the following information:

(1)	On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas), for the establishment of a Hong Kong-based low-cost airline. On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”) , a wholly-owned subsidiary of the Company, entered into a shareholders’ agreement with Jetstar International Group Holdings Co. Limited (“JIGH”), a wholly-owned subsidiary of Qantas, pursuant to which EAO and JIGH agreed to establish a Hong Kong-based, Jetstar-branded low-cost airline. For details, please see the announcements of the Company dated 23 March 2012 and 24 August 2012 issued in Hong Kong.

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MANAGEMENT DISCUSSION AND ANALYSIS

(2)	On 27 April 2012, the Company entered into a purchase agreement with Boeing Company regarding the purchase of twenty Boeing B777-300ER aircraft. On the same date, the Company entered into a disposal agreement with Boeing Company regarding the disposal of five Airbus A340-600 aircraft. For details, please see the announcements of the Company dated 27 April 2012 and 28 June 2012 and the circular of the Company dated 14 May 2012, all issued in Hong Kong.

(3)	On 12 June 2012, the Board considered and approved resolutions concerning the issuance of corporate bonds, which shall not be more than RMB8.8 billion (including RMB8.8 billion). For details, please see the announcement of the Company dated 12 June 2012 issued in Hong Kong.

(4)	On 22 August 2012, the Company entered into an agreement with CEA Holding, pursuant to which the Company agreed to acquire and CEA Holding agreed to sell the 20% equity interests in China United Airlines held by CEA Holding (the “Acquisition”). After the completion of the Acquisition, China United Airlines will become a wholly-owned subsidiary of the Company. The Acquisition constitutes a connected transaction of the Company. For details, please see the announcement of the Company dated 22 August 2012 issued in Hong Kong.

(5)	On 25 August 2012, the Board passed resolutions regarding the proposed adoption of the H Shares Appreciation Rights Scheme (the “Scheme”) and Initial Grant Scheme of the H Shares Appreciation Rights (the “Initial Grant Scheme”) for certain Directors, senior management and key technical and managerial personnel of the Group. The Scheme and the Initial Grant Scheme are subject to approval by the State-owned Assets Supervision and Administration Commission of the State Council and will be submitted to the shareholders of the Company for approval at general meeting. For details, please see the announcements of the Company dated 28 August 2012 issued in Hong Kong.

(6)	On 30 August 2012, the Board passed a resolution regarding the proposed amendments to the articles of association of the Company in relation to profit distribution (the “Proposed Amendments”). The Proposed Amendments will be submitted for shareholders’ approval at the general meeting of the Company. For details, please see the announcement of the Company dated 30 August 2012 issued in Hong Kong.

MANAGEMENT DISCUSSION AND ANALYSIS

(7)	The annual caps for the continuing connected transactions of the Company, which were approved by the Board and at the general meeting of the Company, and their actual amounts incurred up to 30 June 2012 are set out as follows:

	Incurred up to	The approved
Category	30 June 2012	2012 annual caps
	(RMB)	(RMB)
Financial services (balance of deposit)	1,630 million	4,000 million
Catering services	387.607 million	980 million
Import and export agency services	37.207 million	98.3 million
Production and Maintenance services	58.648 million	123.98 million
Property leasing	21.751 million	95.76 million
Advertising agency services	6.151 million	46 million
Sales agency services (agency fees)	8.425 million	96 million
Media resources operation services	6.934 million	50 million

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, the PRC

30 August 2012

As at the date of this report, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

68	China Eastern Airlines Corporation Limited Interim Report 2012